Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Asia Times International Finance Limited	Hong Kong

Huaya Consultant (Shenzhen) Co., LTD.	PRC

Qianhai Asia Times (Shenzhen) International Financial Services Co., LTD.	PRC